Exhibit 99.1

 Anghami ReCEIVES a DELIST determination letter

30 October, 2023, Abu Dhabi, United Arab Emirates (UAE) - On October 24, 2023, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”) received a determination letter (the “Letter”) from the Staff of The NASDAQ Stock Market LLC stating that it has not regained compliance with NASDAQ Listing Rule 5450(b)(2)(A), which requires companies to maintain a minimum market value of listed securities of $50 million for continued listing on The Nasdaq Global Market.

The Letter states that unless the Company requests a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”), trading in the Company’s stock on The NASDAQ Global Market will be suspended at the opening of business on November 2, 2023. The Company has until October 31, 2023, to request a hearing.

It is noted that Anghami’s continued listing on Nasdaq remains a key priority. Accordingly, the Company intends to request in a timely manner a hearing before the Panel, at which it will seek continued listing pending its return to compliance with the listing requirements on either The Nasdaq Global Market or The Nasdaq Capital Market.

Anghami’s hearing request will stay the suspension of trading and delisting of the Company’s ordinary shares pending the conclusion of the hearing process. Consequently, the Company’s ordinary shares will remain listed on The Nasdaq Global Market at least until the Panel renders a decision following the hearing. Alternatively, in the event that the Panel determines that continued listing on The Nasdaq Global Market is not warranted, the Company may seek to transfer the listing of its ordinary shares to The Nasdaq Capital Market. There can be no assurance that the Panel will grant the Company’s request for continued listing on The Nasdaq Global Market or a transfer of its listing to The Nasdaq Capital Market.

About Anghami Inc.

The first, most established and fastest growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world. Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. It has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to the risk that the Company may not be successful in its appeal to a Panel, the risk that the Company may not otherwise meet the requirements for continued listing under the Nasdaq Listing Rules, the risk that Nasdaq may not grant the Company relief from delisting if necessary, the risk that the Company may not ultimately meet applicable Nasdaq requirements if any such relief is necessary, the trading prices of its ordinary shares and warrants, the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTACTS:

Investor Relations Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com